File No. 70-

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM U-1
                 ____________________________
                          DECLARATION
                             Under
        THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 ____________________________

Entergy Power, Inc.                     Entergy Corporation
Parkwood Two Building                   639 Loyola Avenue
10055 Grogan's Mill Road, Suite 500     New Orleans, LA 70113
The Woodlands, TX  77380

           (Names of companies filing this statement
         and addresses of principal executive offices)
                 ____________________________

                      Entergy Corporation

       (Name of top registered holding company parent of
                 each applicant or declarant)
                 ____________________________

Shahid J. Malik                         Naomi A. Nakagama
President and                           Senior Vice President -
Chief Executive Officer                 Finance and Treasurer

Entergy Power, Inc.                     Entergy Corporation
Parkwood Two Building                   639 Loyola Avenue
10055 Grogan's Mill Road                New Orleans, LA 70113
Suite 500
The Woodlands, TX 77380

          (Names and addresses of agents for service)
                 ____________________________

        The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.           Christopher J. Bernard, Esq.
Associate General Counsel          General Counsel
Entergy Services, Inc.             Entergy Power, Inc.
639 Loyola Avenue                  Parkwood Two Building
New Orleans, LA  70113             10055 Grogan's Mill Road
                                   Suite 500
                                   The Woodlands, TX 77380

Thomas C. Havens, Esq.
Mayer, Brown & Platt
1675 Broadway
New York, New York  10019

          Item 1.   Description of Proposed Transaction.

     Entergy Power, Inc. ("EPI"), a Delaware corporation, is a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). EPI and Entergy (the "Declarants") hereby request the approval of the Securities and Exchange Commission (the "Commission") under Section 12(d) of the Act and Rule 44 promulgated by the Commission thereunder for EPI to sell to a non-associate party, prior to December 31, 1999, a portion of its interest in certain electric generating facilities and related assets, as more fully described below. The Declarants further request any requisite Commission approval under Section 12(c) of the Act and Rule 46 thereunder for EPI to make dividend payments to Entergy from time to time through December 31, 1999 out of the unused proceeds from the sale of such assets.

     A.  Background.

          1.   Formation and Business of EPI.

     Pursuant to Commission order dated August 27, 1990 (the "1990 Order")<FN1>, EPI was formed to participate as a supplier of electricity at wholesale to non-associate companies in bulk power markets. In accordance with the 1990 Order, EPI acquired the ownership interests of its associate company, Entergy Arkansas, Inc. ("Entergy Arkansas" (formerly
Arkansas Power & Light Company)), in (1) Unit No. 2 of the Independence Steam Electric Generating Station ("ISES 2"), and (2) Unit No. 2 of the Ritchie Steam Electric Generating Station ("Ritchie 2"), representing an aggregate of 809 megawatts ("MW") of generating capacity (the "Transferred Capacity").<FN2> The purpose of the "spin off" of the Transferred Capacity by Entergy Arkansas to EPI was to remove excess generating capacity from the rate base of the Entergy System,<FN3> and thereby relieve the System's ratepayers of the costs associated with such excess capacity.<FN4>

     As a result of these transactions, in addition to its 100% ownership interest in Ritchie 2, EPI originally acquired from Entergy Arkansas (1) a 31.5% undivided ownership interest in ISES 2, (2) a 15.75% undivided ownership interest in certain land and common facilities at the Independence Station, and (3) a 15.75% undivided ownership interest in the Certificate of Environmental Compatibility and Public Need (the "Certificate") for the Independence Station (collectively, the "ISES 2 Ownership
Share").   In addition, pursuant to the 1990 Order, EPI
acquired from Entergy Arkansas a 15.75% undivided ownership interest in certain leases, mine facilities and mine equipment located in Wyoming (the "Wyoming Property") used
to supply coal to the Independence Station.   EPI acquired
the ISES 2 Ownership Share and the Wyoming Property pursuant to an Agreement for the Purchase and Sale of Independence Unit 2, dated as of August 28, 1990, between Entergy Arkansas and EPI (the "Original Sale Agreement"). Under the Original Sale Agreement, Entergy Arkansas also assigned to EPI certain rights, duties and obligations, to the extent of the ISES 2 Ownership Share, under the Independence Steam Electric Station Ownership Agreement (the "ISES 2 Ownership Agreement") and the Independence Steam Electric Station Operating Agreement (the "ISES 2 Operating Agreement"), each dated as of July 31, 1979. EPI acquired the Transferred Capacity and related facilities for a total purchase price equal to the depreciated book cost of such assets, or $175,223,460.<FN5>

     Since acquiring the Transferred Capacity and related facilities, EPI has been engaged in the business of marketing and selling the Transferred Capacity and related energy, at wholesale, to non-associate bulk power purchasers on negotiated (i.e., market based) terms and conditions.<FN6> To facilitate its sales from the Transferred Capacity, EPI receives electric transmission service pursuant to the Entergy System's open access transmission tariff. In addition, as discussed further below, Entergy Arkansas manages, controls, operates and maintains ISES 2 and Ritchie 2 for the benefit of EPI and the other co-owners of such generating facilities.

     EPI currently has approximately 500 MW of capacity under contract for terms longer than one year, including the following:

     (1) Alabama Municipal Electric Authority -- 50 MW through 2005.

     (2) Associated Electric Cooperative, Inc. -- 200 MW from January 1996, increasing to 300 MW in 2000 through May 2010.

     (3) East Texas Electric Cooperative, Inc. -- 40 MW through 2009.

     (4)  Municipal Energy Agency of Mississippi -- 23 MW to
     May 2010.

     (5)  Northeast Texas Electric Cooperative, Inc. -- 36
     MW through 2017.<FN7>

     (6)  Oglethorpe Power Cooperative -- 100 MW to June 30,
     2002.

     (7)  Tallahassee Electric Department -- 25 MW from
     March 9, 1996 through March 2002.

     EPI's bulk power marketing business is subject to certain conditions imposed by the Arkansas Public Service Commission ("APSC"). Specifically, the APSC order issued in 1990 authorizing the sale of the Transferred Capacity prohibited EPI from, among other things, serving any retail or wholesale loads within the state of Arkansas. However, in 1995, EPI received a partial waiver of such condition so that EPI is now permitted to make wholesale sales to non-associate customers located in Arkansas.<FN8>

     2.   Sale of ISES Interest to CWL.

     Pursuant to order of the Commission dated August 2, 1996 (HCAR No. 26549), on August 28, 1997, EPI sold to City Water and Light Plant of Jonesboro (Arkansas) ("CWL"), which previously had a 5% undivided ownership interest in ISES 2,
(1) an additional 10% undivided ownership interest in ISES 2 (equivalent to 84 MW of capacity), (2) an additional 5% undivided ownership interest in the Certificate, (3) an additional 5% undivided ownership interest in the land and common facilities at the Independence Station, and (4) an additional 5% undivided ownership interest in the Wyoming Property.<FN9> EPI sold the additional ISES 2 interest and related assets to CWL for a total purchase price of approximately $37.5 million, which was approximately the depreciated book value of such assets at the time of such sale. As a result of such sale, EPI currently holds a 21.5% undivided ownership interest in ISES 2.

          3.   Ownership and Operation of ISES 2.

     EPI owns its 21.5% undivided interest in ISES 2 as tenant in common with (1) Entergy Mississippi (25%), (2) the Arkansas Electric Cooperative Corporation ("AECC") (35%),
(3) CWL (15%), (4) the City of Conway, Arkansas ("Conway") (2%), (5) the City of Osceola, Arkansas ("Osceola") (.5%), and (6) the City of West Memphis, Arkansas ("West Memphis") (1%) (EPI, Entergy Mississippi, AECC, CWL, Conway, Osceola and West Memphis, collectively, the "Participants"). AECC is an electric cooperative corporation engaged in the business of generating and transmitting electric power and energy for its member electric cooperative corporations in the State of Arkansas. CWL is engaged in the business of generating and acquiring electric power and energy and distributing such power to its customers in the City of Jonesboro, Arkansas. Conway is the owner of an electric generating and distribution system leased to the Conway Corporation, an Arkansas non-profit corporation, which distributes electric power and energy in the City of Conway, Arkansas. Osceola is the owner of an electric generating and distribution system which distributes electric power and energy in the City of Osceola, Arkansas. West Memphis is the owner of an electric generating and distribution system operated by the West Memphis Utility Commission, which distributes electric power and energy in the City of West Memphis, Arkansas.

     The rights and obligations of EPI and the other
Participants relating to their respective ownership interests in ISES 2 are governed by the ISES 2 Ownership Agreement and the ISES 2 Operating Agreement. The ISES 2 Ownership Agreement sets out the ownership rights and duties of the various Participants in relation to their investment in ISES 2.<FN10> The ISES 2 Operating Agreement provides for the Participants' respective entitlements to the capacity and energy from ISES 2. The ISES 2 Operating Agreement further provides for Entergy Arkansas to manage, operate and maintain ISES 2 for the benefit of the Participants, who share in the total operating costs of the plant in proportion to their respective ownership interests in ISES
2. Under the ISES 2 Operating Agreement, Participants generally are billed monthly by Entergy Arkansas for their allocated share of operations, maintenance, fuel, administrative and other costs incurred by Entergy Arkansas in connection with ISES 2.

     Reference is hereby made to Exhibits B-1 and B-2 hereto for further information with respect to the ISES 2 Ownership
Agreement and the ISES 2 Operating Agreement.

     B.  Proposed Transactions.

     East Texas Electric Cooperative, Inc. ("ETEC"), an electric cooperative organized under Texas law, is currently a purchaser of an aggregate of 70 MW of base load capacity from ISES 2 and 6 MW of reserve capacity from Ritchie 2 under two unit power sales agreements that run through 2009 and 2017, respectively. In light of the pricing and other terms of such agreements, as well as the projected long-term capacity needs of its members, ETEC concluded that it would be more beneficial to replace the contract that runs through 2017 with an ownership stake in ISES 2. In this connection, ETEC and EPI commenced negotiations in mid-1997 for the sale of an ownership interest in ISES 2 to ETEC.

     EPI and ETEC have entered into an Ownership Interest Purchase Agreement, dated February 26, 1998 (the "Purchase Agreement"), pursuant to which, subject to certain conditions,<FN11> ETEC will acquire from EPI (1) a 7.13% undivided ownership interest in ISES 2 (which is equivalent to approximately 60 MW of capacity from ISES 2), (2) a 3.56% undivided ownership interest in the Certificate, (3) a 3.56% undivided ownership interest in the land and common facilities at the Independence Station, (4) a 3.56% undivided ownership interest in the Wyoming Property, and
(5) a 5.49% undivided ownership interest in certain other mine equipment (such ownership interests, collectively, the "ISES 2 Interest"). ETEC will acquire the ISES 2 Interest for a total purchase price of approximately $30 million.
Upon consummation of the sale, EPI and ETEC would terminate the existing 36 MW unit power sales agreement that runs through 2017.<FN12> In addition, EPI shall assign to ETEC, and ETEC shall assume from EPI, proportionate rights and obligations under the ISES 2 Ownership Agreement and the ISES 2 Operating Agreement. ETEC also will secure any necessary transmission service for the delivery of electric energy associated with the purchased capacity.<FN13>

     In negotiating the proposed purchase price for the ISES 2 Interest, EPI considered, among other factors, (1) the earnings value of the ISES 2 Interest to EPI (including EPI's projected earnings from the arrangements currently in place with ETEC for sales of capacity from ISES 2), (2) the net benefits to EPI and Entergy, its sole shareholder, from a sale of the ISES 2 Interest in light of the resulting reduction in EPI's allocable share of the capital costs and operating expenses relating to ISES 2, (3) the value of the ISES 2 Interest in the marketplace in relation to comparable electric generating facilities, and (4) the desire to minimize capital losses from any such sale. Based upon these and other factors, EPI concluded that the proposed purchase price for the ISES 2 Interest was reasonable and represented not less than the present market value of the ISES 2 Interest.

     Filed herewith as Exhibit I is a letter from ETEC expressing its support of the proposed transaction and requesting the Commission's expedited consideration of this Declaration.

     C.   Authorizations Requested.

     The Declarants hereby request, pursuant to Section 12(d) of the Act and Rule 44 thereunder, that the Commission approve the sale by EPI to ETEC, prior to December 31, 1999, of the ISES 2 Interest on the terms and subject to the conditions set forth herein.

     EPI intends to apply the proceeds from the sale of the ISES 2 Interest to its general corporate purposes, including to reduce its operating and maintenance expenses and to meet its other working capital needs. However, to the extent EPI does not need such proceeds for its corporate purposes, it would pay cash dividends from such proceeds to Entergy. Insofar as such dividend payments would be made from EPI's unearned surplus and not its current earnings, the Declarants hereby request, pursuant to Section 12(c) of the Act and Rule 46 thereunder, that the Commission approve the payment of such dividends by EPI to Entergy from time to time through December 31, 1999.

     The Declarants represent that, upon effecting any of the proposed dividend payments to Entergy, EPI's equity capital will not fall below 30% of its total capitalization. In this connection, EPI's capital structure currently consists entirely of equity funds provided by Entergy. EPI has no current plans to engage in debt financing during the period through December 31, 1999. The Declarants further represent that EPI's cash position after any such dividend payments will be sufficient to allow EPI to continue to meet its projected capital requirements and other obligations. Therefore, the proposed payments will not be detrimental to the financial integrity or working capital of EPI. The proposed payments are also in the best interests of Entergy, EPI's sole shareholder.

     Reference is hereby made to the Financial Statements filed herewith, including the pro forma journal entries, for further information with respect to the anticipated pro forma effects of the proposed transactions.

          D.   Compliance With Rules 53 and 54.

     The Declarants hereby represent that, pursuant to Rule
54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's
"aggregate investment" in "exempt wholesale generators"
("EWGs") and "foreign utility companies" ("FUCOs") not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) currently are satisfied.<FN14>

     Entergy's "aggregate investment" in EWGs and FUCOs as of March 31, 1998 is equal to approximately 54% of Entergy's "consolidated retained earnings" as of March 31, 1998. Entergy's "aggregate investment" currently exceeds the 50% limitation in Rule 53(a)(1) as a result of certain write-offs against Entergy's consolidated retained earnings, including a net decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This $140 million net decrease was attributable primarily to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in two installments, the first of which was paid on December 1, 1997, and the second of which will be due on December 1, 1998. The first installment was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment.

Item 2.   Fees, Commissions and Expenses.

     The estimated fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with the transactions described herein will be supplied by amendment.

Item 3.   Applicable Statutory Provisions.

     The proposed sale by EPI of utility assets is subject to Section 12(d) of the Act and Rule 44 thereunder. The proposed dividend payments by EPI to Entergy out of the unused proceeds of such sale are subject to Section 12(c) of the Act and Rule 46 thereunder. In addition, Rules 53 and 54 under the Act are applicable in respect of the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4.   Regulatory Approval.

     ETEC intends to seek the approval of the Public Utility Commission of Texas of the Ownership Interest Purchase Agreement. Although ETEC is not subject to the jurisdiction of the Rural Utilities Service of the Department of Agriculture (the "RUS"), by Agreement dated March 24, 1994, the consent of the RUS must be obtained by ETEC prior to making capital expenditures in excess of $15 million in any twelve month period and selling firm power to partners other than ETEC members. No other state or Federal commission, other than the Commission, has jurisdiction over the transactions proposed herein.

Item 5.   Procedure.

     EPI and ETEC wish to consummate the sale of the ISES 2
Interest as soon as practicable. The Declarants therefore respectfully request that the Commission issue its order permitting the Declaration to become effective as soon as practicable, but in any event not later than September 1, 1998.

     The Declarants hereby (1) waive a recommended decision by a hearing officer or any other responsible officer of the Commission, (2) agree that the Division of Investment Management may assist in the preparation of the decision of the Commission, and (3) request that there be no waiting period between the issuance of the order of the Commission and the day on which such order is to become effective.

Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:<FN15>

          B-1 -Independence Steam Electric Station
               Ownership Agreement, dated as of July 31,
               1979, among Arkansas Power & Light Company,
               Arkansas Electric Cooperative Corporation,
               City Water and Light Plant of the City of
               Jonesboro, Arkansas, and City of Conway,
               Arkansas (filed as Exhibit 5(r)-7 in 2-
               66235).

          B-2 -Independence Steam Electric Station
               Operating Agreement, dated as of July 31,
               1979, among Arkansas Power & Light Company,
               Arkansas Electric Cooperative Corporation,
               City Water and Light Plant of the City of
               Jonesboro, Arkansas, and City of Conway,
               Arkansas (filed as Exhibit 5(r)-6 in 2-
               66235).

          B-3 -Agreement for the Purchase and Sale of Independence Unit 2, dated August 28, 1990, between Entergy Power, Inc. and Arkansas
               Power & Light Company (filed as Exhibit B-
               3(c) to Rule 24 Certificate in File No. 70-
               7684).

          B-4 -Ownership Interest Purchase Agreement, dated February 26, 1998, between Entergy
               Power, Inc. and East Texas Electric
               Cooperative, Inc.

          D-1 -Order of the Public Utility Commission of Texas (to be filed by amendment).

          D-2 -Consent of the Rural Utilities Service of the Department of Agriculture (to be filed by amendment).

          F   -Opinion(s) of Counsel (to be filed by
               amendment).

          G   -Financial Data Schedules.

          H   -Proposed Form of Notice.

          I   -Letter from ETEC in support of
               Declaration (to be filed by amendment).


     (b)  Financial Statements:

     Financial Statements of Entergy Corporation and of
Entergy Corporation and subsidiaries, consolidated, as of March 31, 1998, including pro forma journal entries
(reference also is made to Exhibit G hereto).

     Financial Statements of Entergy Power, Inc. as of March
31, 1998, including pro forma journal entries (reference also is made to Exhibit G hereto).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since March 31, 1998.


Item 7.   Information as to Environmental Effects.

     The proposed transactions do not involve any major
Federal action significantly affecting the quality of the
human environment.   No Federal agency has prepared or is
preparing an environmental impact statement with respect to the proposed transactions.

                         SIGNATURES

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                         ENTERGY CORPORATION

                      By: /s/ Michael G. Thompson
                         Senior Vice President,
                         General Counsel and Secretary

                          ENTERGY POWER, INC.

                        By: /s/ Shahid J. Malik
                         Shahid J. Malik
                    President and Chief Executive Office



Dated:  May 29, 1998
_______________________________

<FN1>  See Holding Company Act Release ("HCAR") No. 25136.
       The 1990 Order was reaffirmed by the Commission on remand from the U.S. Court of Appeals for the District of Columbia Circuit. See HCAR No. 26410 (dated
       November 17, 1995) (the "Remand Order").

<FN2>  Specifically, EPI acquired (1) Entergy Arkansas' 100%
       ownership interest in Ritchie 2, an oil- and gas-fired plant with an output of 544 MW, and (2) Entergy Arkansas' 31.5% undivided ownership interest in Unit No. 2 of the Independence Steam Electric Generating Station (the "Independence Station"), a coal-fired electric generating facility located near Newark, Arkansas.

<FN3>  Entergy and certain of its direct and indirect
       subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently includes
       (1) five regulated retail electric utility companies - Entergy Arkansas, Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. (such companies, collectively, being hereinafter referred to as the "System operating companies"), (2) a wholesale generating company that sells power to the System operating companies (other than Entergy Gulf States, Inc.) - System Energy Resources, Inc., (3) a service company subsidiary - Entergy Services, Inc., (4) a nuclear management service company - Entergy Operations, Inc., and (5) a fuel supply subsidiary - System Fuels, Inc.

<FN4>  See Remand Order.

<FN5>  Entergy originally financed EPI's acquisition of the
       Transferred Capacity and related facilities and EPI's ongoing capital requirements primarily through a series of loans in an aggregate amount of approximately $237 million. In order to eliminate the financial burdens of EPI's resultant highly leveraged capital structure, EPI sought and received an order from the Commission in April 1995 permitting EPI to change its capital structure from one consisting predominantly of debt to one consisting entirely of equity. See HCAR No. 26275 (dated April 18, 1995).

<FN6>  EPI is presently authorized by the Federal Energy
       Regulatory Commission (the "FERC") to sell, at market based rates, up to an aggregate of 1,500 MW of capacity and energy.

<FN7>  In June 1997, Northeast Texas Electric Cooperative,
       Inc. assigned its rights and obligations under this unit power sales agreement to East Texas Electric
       Cooperative, Inc.

<FN8>  See Order No. 17, APSC Docket No. 89-128-U, as modified by Order No. 4, APSC Docket No. 95-396-U. EPI is still precluded from serving retail loads in Arkansas or making capacity sales to any affiliate without first obtaining a waiver from the APSC.

<FN9>  Reference is hereby made to File No. 70-8871 for
       further information with respect to such transaction.

<FN10> Among other things, the ISES 2 Ownership Agreement
       provides that, with certain exceptions, no Participant may sell any part of its ownership interest in ISES 2 to an entity which would not be a "public utility" under Arkansas law without the prior consent of the other Participants. EPI will obtain such consents in connection with the sale of the ISES 2 interest proposed herein.

<FN11> Pursuant to Section 5.2.8 of the Original Sale
       Agreement, in the event EPI proposes to sell an interest in its Ownership Share in ISES 2, Entergy Arkansas has the right to repurchase such interest on the same basis as it was originally transferred to EPI (i.e., at the then depreciated book value of such
       assets).   Entergy Arkansas has notified EPI that it
       does not wish to exercise its right of first refusal under the Original Sale Agreement with respect to any part of the ISES 2 Interest proposed to be sold to ETEC.

<FN12> In addition, EPI and ETEC will enter into a Reserve
       Power Purchase Agreement pursuant to which EPI will continue to provide ETEC with 6 MW of reserve capacity and related energy from Ritchie 2 under terms substantially similar to those under the unit power sales agreement that is being terminated in conjunction with the sale of the ISES 2 Interest.

<FN13> In connection with the transactions contemplated by the
       Purchase Agreement, in a separate transaction, ETEC would sell to Entergy Power Marketing Corp. approximately 29 MW of capacity and associated energy from the ISES 2 Interest for a period commencing with the closing date of ETEC's acquisition of the ISES 2 Interest and ending on December 31, 2000.

<FN14> The terms "aggregate investment" and "consolidated
       retained earnings" are used herein as defined in Rule
       53.

<FN15> Certain exhibits are incorporated herein by reference as indicated.